EXHIBIT 99.1

TransAlta Corporation Announces Conversion Results for Series A and B Preferred Shares

CALGARY, Alberta, March 17, 2026 (GLOBE NEWSWIRE) -- Further to TransAlta Corporation's (TransAlta or the Company) (TSX: TA) (NYSE: TAC) press release dated March 2, 2026, the Company announced today that none of its 9,629,913 currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A (Series A Shares) will be converted on March 31, 2026, on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series B (Series B Shares), and (ii) 1,148,549 of its 2,370,087 currently outstanding Series B Shares will be converted on March 31, 2026, on a one-for-one basis, into Series A Shares. As a result, on March 31, 2026, the Company will have 10,778,462 Series A Shares issued and outstanding and 1,221,538 Series B Shares issued and outstanding.

The Series A Shares and Series B Shares are currently listed on the Toronto Stock Exchange under the symbols TA.PR.D and TA.PR.E, respectively.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “may”, “will”, “should”, “estimate”, “intend” or other similar words). Specifically, this news release contains forward-looking information with respect to the Company and the conversion of the Series A Shares and the Series B Shares. All forward-looking information reflects the Company’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company’s most recent Annual Report and Management’s Discussion and Analysis and the Prospectus Supplement dated Dec. 3, 2010, in each case filed under the Company’s profile on SEDAR at www.sedarplus.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com